ADVISORS SERIES TRUST
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 23, 2024

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Withdrawal of Application (the “Application”) for an Order of Exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from (1) Certain provisions of Section 15(a) of the 1940 Act and (2) Certain disclosure requirements under various rules and forms (File Nos. 812-15639 and 803-00272)

Dear Sir or Madam:

On October 1, 2024 Advisors Series Trust and Distribution Cognizant, LLC (the “Applicants”) filed an Application (the “Application”) for an Order of Exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from (1) Certain provisions of Section 15(a) of the 1940 Act and (2) Certain disclosure requirements under various rules and forms, File Nos. 812-15639 and 803-00272 and Accession No. 0000894189-24-006058. The filing inadvertently identified that the Application was seeking an order of exemption pursuant to the Investment Advisers Act of 1940, as amended. The Application filing further inadvertently omitted information pertaining to the Co-Registrant: Distribution Cognizant, LLC.

By this letter, the Applicants respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto. We intend to file a new Application to correct the errors that were contained in the original filing.

If you have any questions regarding the enclosed, please contact Lillian A. Kabakali at (626) 914-7235 or lillian.kabakali1@usbank.com.

Very truly yours,

/s/ Jeffrey T. Rauman
Jeffrey T. Rauman
President, Principal Executive Officer - Advisors Series Trust

/s/ Patrick Neal
Patrick Neal
President - Distribution Cognizant, LLC